Exhibit 99.3
News release...
Date: 2 August 2007
Ref: PR540 HY07
Record cash flow from volume growth in strong markets
•	Cash flow from operations was at record levels for a first half, at $5,641 million, 11 per cent higher than the first half of 2006.
•	Underlying EBITDA* was a record $6,613 million, seven per cent above the first half 2006 level of $6,174 million.
•	Underlying earnings* of $3,529 million were six per cent below the corresponding period of 2006, which included $257 million from recognition of additional net tax assets.
•	Net earnings* were $3,253 million, down 14 per cent on the 2006 level of $3,796 million, mainly as a result of an impairment of Argyle.
•	Increased volumes from investment in additional capacity, particularly in iron ore, contributed $302 million to earnings.
•	Rising prices and strong demand for most products increased underlying earnings by $513 million.
•	Industry wide cost pressures impacted the business in the first half, reducing underlying earnings by $503 million, adjusted for inflation.
•	The Group’s extensive organic growth pipeline led to record first half capital expenditure of $1.9 billion in 2007. The major iron ore expansions in Western Australia are on track, and studies are underway targeting further significant growth.
•	The approval in July of a two million tonne per annum expansion of the Yarwun alumina refinery in Queensland will strengthen the Group’s position in alumina.
•	The accelerated expansion of the Hope Downs mine development to 30 million tonnes per annum was approved.
•	Recommended cash offer for Alcan to create a global aluminium industry leader was announced on 12 July 2007.

Six months to 30 June
(All dollars are US$ millions unless otherwise stated)	2007	2006	Change
Cash flow from operations (incl. dividends from equity accounted units)	5,641	5,085	+11%
Underlying EBITDA*	6,613	6,174	+ 7%
Underlying earnings*	3,529	3,751	-6%
Net earnings*	3,253	3,796	-14%
Underlying earnings per share – US cents	272.6	278.7	-2%
Earnings per share – US cents	251.3	282.0	-11%

*	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 4. Underlying EBITDA excludes the same items that are excluded from underlying earnings.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Chairman’s comments
Rio Tinto chairman Paul Skinner said, “Demand for our products strengthened during the period, supported by a continued positive growth trend in the global economy and favourable demand conditions in China in particular. On the supply side, even though the mining industry is now into the fifth year of a broad cyclical upswing, its ability to meet that demand is still constrained by a scarcity of critical mining inputs and, in some cases, a lack of infrastructure and quality orebodies. These constraints are unlikely to ease in the near term.
“Against this background, the Group’s operations performed well, although continuing industry-wide cost pressures impacted our margins and we remain focused on this key area.
“Rio Tinto’s underlying earnings of $3,529 million in the first half of 2007 were our second highest first half results ever recorded. They were slightly below the previous half year when we recognised one-off tax benefits in excess of $250 million. The Group generated excellent cash flows of $5.6 billion from operations for the period, an average of almost one billion dollars per month, including dividends from equity accounted units.
“Our financial position is very strong, and our priority remains to use our financial resources for the value enhancing expansion of the business, consistent with our strategy of investing in large, long life resources capable of sustaining competitive advantage over time.
“In line with this strategy, we recently announced a recommended cash offer to acquire Alcan, the leading Canadian aluminium company, with an outstanding competitive smelting position based on hydro-power in the provinces of Québec and British Columbia. We believe that Alcan’s assets and culture fit well with our own, and that our offer, while compelling for Alcan shareholders, will create a global leader and add value for our own shareholders in the years to come. Not only does Alcan bring with it some of the world’s lowest cost smelting operations and sizeable bauxite assets complementary to our own, but it also adds considerably to our growth pipeline in aluminium.
“The hydro-power assets of Alcan also complement our existing focus on positioning the Group to compete in a low-carbon environment, which saw the announcement in May of a major decarbonised energy joint venture with BP – Hydrogen Energy.
“Following the Alcan acquisition, which we aim to complete in the fourth quarter of 2007, our balance sheet will be more highly geared than currently, and we have therefore discontinued our existing capital management programme to focus on reinforcing our financial position. Since the start of 2005, we have returned $6.4 billion to shareholders through buybacks and a special dividend.
“We believe that the outlook for aluminium demand, and indeed demand for our other products, will remain positive while global economic growth remains strong. While there are concerns about the state of the credit markets, particularly in the USA, we do not anticipate that these will have a material short term impact on our markets.”
Chief Executive’s comments
Tom Albanese, Rio Tinto’s chief executive, said, “Rio Tinto’s long standing strategy, which is founded on the creation of long term shareholder value through the pursuit and operation of the world’s best orebodies, remains unchanged.
“Rio Tinto has an industry leading pipeline of organic growth opportunities with in excess of $9 billion of committed projects across our portfolio and further significant projects under consideration. Our record programme of investment in organic growth continued in the first half of 2007, with particular emphasis on the expansion of our iron ore business in Australia. We are on target and schedule to reach 220 million tonnes per annum of managed iron ore production in the Pilbara in 2009, and are now undertaking studies into the potential to increase annual production capacity to 320 million tonnes.

“The long term growth trend in Chinese iron ore import demand will require continuing investment by the Group, and will open up further supply opportunities outside Australia, such as our high quality resource at Simandou in Guinea, where we are looking at developing a 70 million tonne per annum operation.
“Our portfolio of copper development projects made progress during the year, with the Oyu Tolgoi project moving a step closer to development approval, when the Mongolian Government announced its completion of a draft investment agreement in June.
“We are pleased that the Alcan board has recommended our cash offer to its shareholders. Our position in the global aluminium industry will be transformed by this transaction, which will make us number one global producer of aluminium and bauxite. We will be a leading alumina producer with the capability to become number one through organic expansion, such as our recently announced two million tonne per annum expansion of the Yarwun alumina refinery in Queensland. Our ongoing investment in common systems across Rio Tinto will accelerate the integration of Alcan into the wider Group.
“Following completion, we will be a bigger group and will be undertaking a strategic review to determine which of our businesses have the long term competitive position to be part of the enlarged Rio Tinto. The proceeds of any disposals, which are expected to exceed $10 billion, will be used to de-leverage our balance sheet.
“Operationally, the first six months of 2007 were demanding, as we again pushed our existing businesses to respond to strong market conditions by maximising production.
“At Argyle we have taken an impairment reflecting the impacts of industry cost pressures in Western Australia and difficult ground conditions. The revised capital budget of the project is now likely to be of the order of $1.5 billion.
“On balance, all our businesses have performed well, but we are alert to continuing industry-wide cost pressures, notably in Western Australia and in Queensland. Our iron ore business has experienced higher contractor and transportation costs particularly following the cyclones earlier this year, whilst infrastructure related costs at Rio Tinto Coal Australia have impacted margins in the Energy group. We are putting in place measures to mitigate the future impact of costs through productivity improvements, the sharing of best practice and a review of our functional and support costs.”

Net earnings and underlying earnings
To provide insight into the underlying performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the table below.

	2007	2006
Six months ended 30 June	US$m	US$m
Underlying earnings	3,529	3,751

Items excluded from underlying earnings
Impairment charges	(314)	—
Other	38	45

Net earnings	3,253	3,796

Commentary on the Group financial results
Underlying earnings of $3,529 million and net earnings of $3,253 million were $222 million and $543 million below the comparable measures for the first half of 2006. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
Six months ended 30 June		US$m	US$m
First half 2006		3,751	3,796

Prices	513
Exchange rates	(118)
Inflation	(85)
Volumes	302
Costs	(503)
Tax	(370)
Other	39

		(222)	(222)
Impairment charges			(314)
Other			(7)

First half 2007		3,529	3,253

Prices and exchange rates
Prices for major products were above those experienced in 2006. Compared with the first half of 2006 average copper prices were 13 per cent higher and average aluminium prices ten per cent higher. The strength of the global iron ore market was reflected in the 9.5 per cent increase in the benchmark price, which was mainly effective from 1 April 2007. The seaborne thermal and coking coal markets were also strong.
Higher copper prices contributed $32 million to underlying earnings compared with the first half of 2006. This included the impact of changes in the copper price on the amount realised from provisionally priced sales, mostly at Escondida and Northparkes, which resulted in a contribution of $109 million to underlying earnings in the first half of 2007. This compared with a contribution of $291 million for the corresponding period of 2006.
Molybdenum prices averaged $28 per pound in the first half of 2007, an increase of 19 per cent compared with the same period of 2006.
There was movement in the US dollar in the first half of 2007 relative to the currencies in which Rio Tinto incurs the majority of its costs. The average Australian dollar rate was nine per cent stronger, the South African rand 14 per cent weaker and the Canadian dollar was relatively unchanged. The effect of these currency movements was to decrease underlying earnings relative to the first half of 2006 by $118 million.
Volumes
Higher sales volumes increased earnings by $302 million compared with the first half of 2006. The main contributors were the ramp-up of iron ore from the continued expansion of the Pilbara mines, in particular Yandicoogina, higher volumes of refined copper following the commissioning of the Escondida sulphide leach plant in the latter half of 2006 and higher gold production from higher grades at Grasberg.
Costs
Excluding the effects of inflation, higher costs reduced earnings by $503 million. Rio Tinto Coal Australia experienced intense cost pressures from infrastructure constraints and increased contractor and equipment hire charges while cyclones in the Pilbara raised contractor and transportation rates at the iron ore operations. Higher non-cash costs reduced earnings by $76 million. This was mostly attributable to the impairment reversal at Kennecott Utah Copper in 2006 which is now being depreciated.
Tax
The effective tax rate on underlying earnings, excluding equity accounted units, was 32 per cent compared with 22 per cent in the first half of 2006. The tax rate for the first half year of 2006 was reduced by 6.4 percentage points following recognition of $211 million of additional deferred tax assets, reflecting improved projections of long term taxable earnings from the Group’s US operations; and following a $46 million reduction in deferred tax provisions as a result of a reduction in Canadian tax rates.
Items excluded from underlying earnings
A further impairment charge of $314 million after tax has been recognised at Argyle. The deterioration in value is mainly due to large increases in the estimated capital cost of the underground project including the effect of over-heated Western Australian construction industry conditions.
In full year 2006, there was a net reversal of impairments of $44 million.
Other exclusions from underlying earnings were net gains of $38 million ($45 million for the six months to 30 June 2006: $56 million in full year 2006).
Cash flow
Cash flow from operations, including dividends from equity accounted units, was a first half record at $5,641 million, 11 per cent higher than the first half of 2006.
The Group continued to invest at high levels to grow the business. Net expenditure on property, plant and equipment and intangible assets was a first half record at $1,916 million during the first half of 2007. This included the major port, rail infrastructure and iron ore mine expansions in Western Australia, the ilmenite mine in Madagascar and the Diavik A418 dike construction.
Dividends paid in the first half of 2007 of $837 million were $1,187 million lower than dividends paid in the first half of 2006, which included the special dividend totalling $1.5 billion. Capital management activity in the first half of 2007 comprised a $1,417 million buy back of Rio Tinto plc shares from the 2006/07 programme (net of $11 million proceeds from the exercise of options). In the first half of 2006 capital management totalled $1,098 million through the on-market buy back of Rio Tinto plc shares.
Balance sheet
The balance sheet remained strong during the period, despite record capital expenditure, with net debt increasing from $2,437 million at 31 December 2006 to $2,862 million at 30 June 2007. Debt to total capital remained at 11 per cent and interest cover was 77 times.
In the first half of 2007, net assets increased by $2,562 million. The Rio Tinto plc share buy back reduced shareholder equity by $1,361 million.
International Financial Reporting Standards (IFRS)
IFRS require that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. For the first half of 2007, the profit for the period was $3,401 million (2006 first half $3,968 million) of which $148 million (2006 first half $172 million) was attributable to outside shareholders, leaving $3,253 million (2006 first half $3,796 million) of net earnings attributable to Rio Tinto shareholders. Both net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.
Dividends
Dividends are determined in US dollars. The interim dividend is set at one half of the total dividends declared for the previous year excluding any special dividends. Therefore, interim dividends equivalent to 52 US cents per share (2006: 40 US cents per share) have been declared by Rio Tinto plc and Rio Tinto Limited.
Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday 31 July 2007.
Rio Tinto plc shareholders will be paid an interim dividend of 25.59 pence per ordinary share (2006: 21.42 pence per share). Rio Tinto Limited shareholders will be paid an interim dividend of 60.69 Australian cents per ordinary share (2006: 52.48 Australian cents per share), which will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
The respective dividends will be paid on Thursday 6 September 2007 to Rio Tinto plc shareholders on the register at the close of business on Friday 10 August 2007 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 14 August 2007. The ex-dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday 8 August 2007. Dividends will be paid to Rio Tinto ADR holders on Friday 7 September 2007.
As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Wednesday 15 August 2007.

Rio Tinto financial information by business unit

	Rio
	Tinto		Gross sales
Six months ended 30 June	interest		revenue (a)		EBITDA (b)		Net earnings (c)
US$ millions	%		2007	2006	2007	2006	2007	2006
Iron Ore
Hamersley (inc. HIsmelt)	100.0		2,564	1,889	1,398	1,088	861	698
Robe River	53.0		761	608	460	393	233	197
Iron Ore Company of Canada	58.7		379	435	103	168	28	54
Rio Tinto Brasil	100.0		32	43	2	14	(1)	6
Other			—	—	(22)	(11)	(22)	(11)

			3,736	2,975	1,941	1,652	1,099	944

Energy
Rio Tinto Energy America	100.0		727	714	139	150	46	90
Rio Tinto Coal Australia	(d	)	1,127	1,149	306	500	177	272
Rössing	68.6		215	74	110	20	44	7
Energy Resources of Australia	68.4		92	114	25	38	2	8
Other			—	—	(34)	(3)	(24)	(3)

			2,161	2,051	546	705	245	374

Aluminium	(e	)	1,749	1,658	739	673	406	369

Copper
Kennecott Utah Copper	100.0		1,736	1,562	1,267	1,136	785	1,033
Escondida	30.0		1,655	1,311	1,364	1,144	835	700
Grasberg joint venture	(f	)	183	149	127	140	63	65
Palabora	57.7		352	276	116	105	32	38
Kennecott Minerals	100.0		171	101	93	56	56	45
Northparkes	80.0		227	245	148	208	93	124
Other			—	—	(72)	(8)	(46)	(7)

			4,324	3,644	3,043	2,781	1,818	1,998

Diamonds & Minerals
Diamonds	(g	)	445	411	232	230	93	113
Iron and Titanium			783	664	247	204	79	83
Rio Tinto Minerals	(h	)	595	588	128	109	60	54
Other			—	—	(23)	(19)	(20)	(17)

			1,823	1,663	584	524	212	233

Other operations			137	120	(6)	17	(4)	16

Other items					(289)	(118)	(260)	(116)
Exploration and evaluation					55	(60)	25	(53)
Net interest					—	—	(12)	(14)

Underlying EBITDA / earnings					6,613	6,174	3,529	3,751
Items excluded from underlying earnings					10	45	(276)	45

Total			13,930	12,111	6,623	6,219	3,253	3,796

Depreciation and amortisation in subsidiaries					(865)	(706)
Impairment charges					(449)	—
Depreciation and amortisation in equity accounted units					(140)	(122)
Taxation and finance items in equity accounted units					(507)	(427)

Profit on ordinary activities before finance items and tax					4,662	4,964

References above are to notes on page 28

Rio Tinto financial information by business unit (continued)

					Depreciation
	Rio				&
	Tinto		Capital expenditure		amortisation		Operating assets
Six months ended 30 June	interest		(i)		(j)		(k)
US$ millions	%		2007	2006	2007	2006	2007	2006
Iron Ore
Hamersley (inc. HIsmelt)	100.0		854	790	153	98	5,530	3,531
Robe River	53.0		73	36	49	44	1,805	1,587
Iron Ore Company of Canada	58.7		36	37	34	26	755	594
Rio Tinto Brasil	100.0		10	11	3	4	112	88

			973	874	239	172	8,202	5,800

Energy
Rio Tinto Energy America	100.0		104	177	63	56	1,139	1,097
Rio Tinto Coal Australia	(d	)	85	104	85	80	1,592	1,366
Rössing	68.6		17	16	5	4	19	64
Energy Resources of Australia	68.4		17	19	22	16	192	160
Other			—	—	—	—	25	—

			223	316	175	156	2,967	2,687

Aluminium	(e	)	120	114	146	125	3,866	3,291

Copper
Kennecott Utah Copper	100.0		86	119	126	75	1,656	1,421
Escondida	30.0		87	103	50	37	1,102	916
Grasberg joint venture	(f	)	26	22	19	26	359	346
Palabora	57.7		9	12	19	22	55	(245)
Kennecott Minerals	100.0		39	35	12	11	233	162
Northparkes	80.0		22	6	15	30	215	137
Other			13	10	—	—	566	39

			282	307	241	201	4,186	2,776

Diamonds & Minerals
Diamonds	(g	)	232	104	81	79	987	1,238
Iron and Titanium			188	86	57	55	1,619	1,349
Rio Tinto Minerals	(h	)	(5)	63	46	37	1,129	1,122

			415	253	184	171	3,735	3,709

Other operations			7	15	—	—	213	170
Other items			41	75	20	3	324	(344)
Less: equity accounted units			(145)	(171)	(140)	(122)

Total			1,916	1,783	865	706	23,493	18,089

Less: net debt							(2,862)	(2,623)

Total shareholders’ equity							20,631	15,466

References above are to notes on page 28

Review of operations
Comparison of underlying earnings
First half 2007 underlying earnings of $3,529 million were $222 million below the first half underlying earnings of 2006. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
First half 2006 underlying earnings	3,751

Iron ore	155
Energy	(129)
Aluminium	37
Copper	(180)
Diamonds & Minerals	(21)
Other operations	(20)
Exploration and evaluation	78
Interest	2
Other	(144)

First half 2007 underlying earnings	3,529

All subsequent references to earnings within the business unit section refer to underlying earnings. Production numbers represent the Rio Tinto share.
IRON ORE

	First half	First half		Full year
	2007	2006	Change	2006
Production (million tonnes)	69.4	62.0	+12%	132.8

Gross sales revenue ($ millions)	3,736	2,975	+26%	6,938
Underlying earnings ($ millions)	1,099	944	+16%	2,251
EBITDA ($ millions)	1,941	1,652	+17%	3,936
Capital expenditure ($ millions)	973	874	+11%	1,981

Market conditions
Global iron ore demand remained extremely strong in all markets during the first half of 2007, with the Chinese market very robust. In light of this continued strong demand, Rio Tinto announced its intention to undertake studies into a further expansion of its Pilbara operations’ annual production capacity to around 320 million tonnes.

Hamersley
First half 2007 earnings of $861 million were $163 million above the first half of 2006. Production in the first half of 2007 was at record levels as Yandicoogina and other brownfield expansions continued to deliver additional tonnage.
Increased production rates were achieved during the first half, despite scheduled shutdowns associated with the integration of major capacity upgrades. These recently completed major upgrades at Tom Price, Paraburdoo and Dampier Port performed well.
Hamersley’s first half earnings included a net loss of $24 million for HIsmelt (first half 2006 $13 million net loss) due to scheduled pre-production and marketing costs.
Robe River
First half earnings of $233 million were $36 million above the first half of 2006. Higher prices and volumes were partially offset by higher costs from increased demurrage and contractor rates.
Iron Ore Company of Canada
Earnings of $28 million were $26 million below the first half of 2006. Production of concentrates and pellets was 30 per cent below the first half of 2006 as a result of industrial disruption which lasted for approximately 52 days, and ended on 25 April.
Rio Tinto Brasil
Rio Tinto Brasil reported a loss of $1 million in the first half of 2007 compared with earnings of $6 million in the first half of 2006, as sales volumes were affected by low availability of third party transport.
Other
Iron ore projects are now reported within the product group. Higher expenditure was reported at the Simandou project in Guinea as the pre-feasibility study advanced.
ENERGY

		First half	First half		Full year
		2007	2006	Change	2006
Production	Coal (million tonnes)
	US	60.7	61.2	-1%	125.3
	Hard coking coal	3.1	2.7	+15%	5.9
	Other Australian	12.9	15.7	-18%	31.2
	Uranium (000 lbs)	6,006	5,525	+9%	12,561
Gross sales revenue ($ millions)		2,161	2,051	+5%	4,240
Underlying earnings ($ millions)		245	374	-34%	707
EBITDA ($ millions)		546	705	-23%	1,366
Capital expenditure ($ millions)		223	316	-29%	582
US Coal – Rio Tinto Energy America (RTEA)
RTEA’s first half 2007 earnings of $46 million were $44 million below the first half of 2006. Improved prices were offset by higher cash costs, notably higher stripping costs, increased haul profiles and higher maintenance costs. In the first half of 2006 a $14 million tax credit was recognised as a deferred tax asset. There was no such credit recognised in 2007.
US coal production during the first half of 2007 was consistent with the first half of 2006, with unusually wet spring weather slowing rail shipments and coal production.
Asia Pacific seaborne coal markets
Following severe wet weather in the Hunter Valley region of New South Wales in June 2007, Asian seaborne thermal coal prices rose sharply to peak at $70 per tonne in the first half of

2007. Issues relating to infrastructure controlled by external parties are likely to maintain market tightness for the foreseeable future.
Rio Tinto Coal Australia
Earnings of $177 million were $95 million below the first half of 2006, with higher coking coal volumes unable to compensate for lower thermal coal volumes, which were constrained by infrastructure issues and wet weather.
Production of hard coking coal benefited from an improvement in the coking coal market but was restricted due to external infrastructure problems in Queensland.
The New South Wales operations were impacted by heavy rains in June which resulted in the declaration of force majeure by Rio Tinto’s subsidiary Coal & Allied. Reduced port throughput from infrastructure limitations led to continued delays in shipping and a resultant decrease in production as the effects were felt along the Hunter Valley coal chain.
Uranium markets
The uranium market has softened from its recent price highs of $135 per pound. Market sentiment continues to be positive, with supply disruptions likely to persist for longer than previously expected.
Rössing
Earnings of $44 million were $37 million above the first half of 2006, reflecting the benefit of higher realised prices. These more than compensated for reduced production volumes due to lower grades.
Energy Resources of Australia
The Rio Tinto share of ERA reported earnings of $2 million in the first half of 2007 was $6 million below the first half of 2006, due to lower sales volumes and higher costs associated with the heavy rains during the first quarter of 2007. The subsequent flooding of the operational pit 3 led to the declaration of force majeure on ERA’s sales contracts.
The full impact of rising uranium prices will only flow through to sales as new contracts come into effect.
Other
Energy projects are now reported within the product group. The increased charge in the first half of 2007 includes Rio Tinto’s share of expenditure for the Hydrogen Energy joint venture.
ALUMINIUM

		First half	First half		Full year
		2007	2006	Change	2006
Production	Bauxite (000 tonnes)	8,462	7,658	+10%	16,139
	Alumina (000 tonnes)	1,346	1,632	-18%	3,247
	Aluminium (000 tonnes)	428.2	413.7	+3%	844.7
Gross sales revenue ($ millions)		1,749	1,658	+5%	3,493
Underlying earnings ($ millions)		406	369	+10%	746
EBITDA ($ millions)		739	673	+10%	1,365
Capital expenditure ($ millions)		120	114	+5%	236
Prices
The average aluminium price of 126 cents per pound was ten per cent above the first half 2006 average price. The alumina market remained tight with spot prices trading at around $365 per tonne. Recent supply disruptions have not had any strong impact on the spot alumina market. The rate of Chinese alumina imports has decreased, as domestic production continues to grow rapidly. These effects, together with the impacts of other price movements, increased earnings by $79 million.
Bauxite
Half year bauxite production was ten per cent above the first half of 2006 reflecting severe weather conditions that occurred in the prior year and the commissioning of the second shiploader in late 2006.
Alumina
Alumina production at the Yarwun alumina refinery in the first half of 2007 was seven per cent higher than the corresponding period of 2006 due to improved process stability. Rio Tinto’s overall share of alumina production in the first half of 2007 was 18 per cent lower than the same quarter of 2006 following the sale of its interest in the Eurallumina refinery in October 2006.
Aluminium
Production at the aluminium smelters during the first half of 2007 was three per cent above the corresponding half of 2006. Much of this improvement was attributable to the Tiwai Point smelter where production was eight per cent higher than the first half of 2006 when low rainfall in the hydropower catchment area resulted in cells being taken out of circuit.
Production costs were adversely affected by higher input prices.
COPPER

		First half	First half		Full year
		2007	2006	Change	2006
Production	Mined copper (000 tonnes)	384.5	410.8	-6%	803.5
	Refined copper (000 tonnes)	202.3	169.5	+19%	299.2
	Mined molybdenum (000 tonnes)	8.5	7.9	+7%	16.8
	Mined gold (000 oz)	606	461	+32%	1,003
Gross sales revenue ($ millions)		4,324	3,644	+19%	7,079
Underlying earnings ($ millions)		1,818	1,998	-9%	3,538
EBITDA ($ millions)		3,043	2,781	+9%	5,118
Capital expenditure ($ millions)		282	307	-8%	697
Prices
The average copper price of 307 cents per pound was 13 per cent above the first half 2006 average price. This increased earnings by $32 million, net of the effects of provisional pricing movements, which were a credit to earnings of $109 million in the first half of 2007 compared with a credit of $291 million in the corresponding period of 2006.
Kennecott Utah Copper
First half earnings of $785 million were $248 million lower than the first half of 2006 due to lower volumes of molybdenum sales, higher non-cash costs and the absence of tax credits. In 2006 the operation benefited from a tax credit of $215 million, following recognition of deferred tax assets.
Lower grades of copper and gold at Bingham Canyon, which were in line with the operation’s expectations, resulted in mined copper production declining by 16 per cent compared with the first half of 2006. Molybdenum production increased by seven per cent compared with the corresponding half of 2006 as a result of higher recoveries, with molybdenum inventories replenished following a draw down in 2006. The smelter continued to operate at targeted levels with refined production of copper and gold consistent with the first half of 2006.

Escondida
Earnings of $835 million were $135 million above the first half of 2006. Refined copper production increased by 180 per cent compared with the first half of 2006 due to the ramp up of sulphide leach production in the latter half of 2006.
Grasberg joint venture
Earnings of $63 million were $2 million below the first half of 2006. Changes in the metal sharing rate for 2007 were a major factor in lowering Rio Tinto’s share of copper production and increasing its share of gold production in the first half of 2007, compared with the same half of 2006. Higher gold grades also contributed to this positive variance.
Kennecott Minerals
Earnings of $56 million were $11 million above the first half of 2006. Higher volumes and higher prices were partly offset by the absence of a $10 million deferred tax asset recognised in 2006.
Palabora
Earnings of $32 million were $6 million below the first half of 2006, with improved volumes offset by higher cash costs.
Northparkes
Earnings of $93 million were $31 million below the first half of 2006. Copper production was 27 per cent below the first half of 2006, in line with an expected decline in grades in the E26 block cave as this resource nears the end of life ahead of bringing the new E48 block cave into production.
Other
Copper projects are now reported within the product group. Higher costs associated with projects including La Granja and Resolution reduced earnings by $39 million compared with the first half of 2006.
The Oyu Tolgoi copper-gold project moved a step closer to development approval with the Mongolian Government’s announcement that it had completed the draft Investment Agreement on 26 June 2007. The Agreement has been submitted to the Mongolian National Parliament. This is expected to be the final step in the Government’s approval process. Approval will also be needed from the boards of Rio Tinto and Ivanhoe Mines, the Canadian joint venture partner. The agreement provides for the Mongolian Government to own a 34 per cent stake in the project.

DIAMONDS AND MINERALS

		First half	First half		Full year
		2007	2006	Change	2006
Production	Diamonds (000 carats)	11,446	15,530	-26%	35,162
	Titanium dioxide (000 tonnes)	718	697	+3%	1,415
	Borates (000 tonnes)	274	271	+1%	553
	Salt (000 tonnes)	2,075	2,650	-22%	5,405
	Talc (000 tonnes)	679	727	-7%	1,392
Gross sales revenue ($ millions)		1,823	1,663	+10%	3,461
Underlying earnings ($ millions)		212	233	-9%	407
EBITDA ($ millions)		584	524	+11%	1,062
Capital expenditure ($ millions)		415	253	+64%	617
This restructures the previous Diamonds and Industrial Minerals product groups from May 2007.
Diamond markets
Stocks accumulated by cutting centres in 2006 continued to be drawn down and some shortages of higher quality rough diamonds are starting to emerge. This is driving increasingly positive sentiment in the rough market, although expectations for the lower quality product are more subdued.
Argyle
Earnings of $29 million were $12 million below the first half of 2006. Lower prices for rough diamonds were only partly compensated by higher sales volumes and lower non-cash costs.
Diavik
Earnings of $64 million were $6 million below the first half of 2006. Record production at Diavik was achieved during the first half with strong throughput and continued higher grades contributing to the 30 per cent increase in production compared with the first half of 2006. 2006 earnings included a $21 million release of deferred tax provisions following a reduction in the Canadian corporate tax rate.
Murowa
Murowa broke even in the first half of 2007, compared with earnings of $2 million for the same period of 2006.
Iron & Titanium
Earnings of $79 million were $4 million below the first half of 2006. Global demand for titanium dioxide feedstocks remained firm in the first half of 2007 due to domestic shortages and heightened demand for use in the pigment industry. In 2006, a reduction in the Canadian corporate tax rate resulted in an $18 million release of deferred tax provisions. This did not recur in 2007.
Rio Tinto Minerals
Earnings of $60 million were $6 million above the first half of 2006 with higher prices and property sales offsetting the impact of a stronger Euro, lower volumes and increased costs.
Other
Diamonds and Minerals projects are now reported within the product group. This includes the potash project in Argentina which is in the final stages of feasibility study.

OTHER OPERATIONS

	First half	First half		Full year
	2007	2006	Change	2006
Underlying earnings ($ millions)	(4)	16	-125%	33
The sale of the last remaining gold inventories at Kelian generated earnings of $15 million in the first half of 2006, accounting for much of the above variance. At Kennecott Land’s Project Daybreak, land sales remained constant. During the first half of 2007, over 300 residential lots were sold, in line with the corresponding period of 2006.
OTHER ITEMS

	First half	First half		Full year
	2007	2006	Change	2006
Underlying earnings ($ millions)	(260)	(116)	-124%	(243)
The increase in other items can be attributed to a higher technology spend, a higher settlement of claims by the captive insurer and the absence of accounting policy changes in 2007, compared with a positive impact on the first half of 2006.
EXPLORATION AND EVALUATION

	First half	First half		Full year
	2007	2006	Change	2006
Post-tax credit / (charge) ($ millions)	25	(53)	+147%	(84)
Central exploration and evaluation credits of $25 million, on a post-tax basis, were 147 per cent lower than the first half of 2006. Higher greenfield expenditure was offset by increased divestments including the sale of the Peñasquito royalty rights. A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Curuá, Brazil: Government- sponsored environmental management plans expected to take two to three years.	Brazil, Australia

Copper	Sulawesi nickel, Indonesia: Contract of Work negotiations continued Lakeview nickel-copper, US: resource estimation work underway	Russia (RioNor JV), Kazakhstan, US, Mexico, Chile, Peru, Argentina

Diamonds & Minerals	Bunder diamonds, India; Xai Xai and Inhambane ilmenite, Mozambique; Jarandol and Jadar borates,Serbia Namekara vermiculite, Uganda:order of magnitude studies underway	India, Canada, Russia, Mauritania and Mali (diamonds); Australia, Canada, US and Turkey (industrial minerals)

Energy	Chapudi thermal coal, South Africa: order of magnitude study completed Whitehorse thermal coal and Sweetwater uranium, US: order of magnitude studies underway	Colombia, Canada, US, South Africa and Mongolia

Iron Ore	Pilbara, Australia: delineation drilling underway at several advanced prospects	Brazil and Guinea; title applications in several new countries

Capital projects

Estimated
cost
Project	(100%)	Status/Milestones
Ongoing

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1 pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pit mining thereafter.	$170m	The project was approved in February 2005 and work on the pushback continues. The pebble crushing unit was commissioned in the third quarter of 2006.

Diamonds – Construction at Diavik (Rio Tinto 60%) of the A418 dike, and funding for further study of the viability of underground mining, including the construction of an exploratory decline.	$265m	The project was approved in 2004. The A418 dike was closed off in late 2005 with dewatering completed in 2006. Pre-stripping commenced in 2006 with production from the A418 pipe expected to begin in late 2007. Construction of the exploratory decline is complete.

Iron ore – Brownfields mine expansion of Hamersley’s (Rio Tinto 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum	$530m	The project was approved in October 2005 and completion is expected by the end of the third quarter of 2007 ahead of schedule and on budget.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Dampier port (Phase B) from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.	$803m	This project was also approved in October 2005 and completion is expected by the end of 2007 on schedule and on budget.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT.	$850m	Basic infrastructure is being put in place and the port construction contract was awarded in 2006. First production is scheduled for 2008.

Gold – Development of Cortez Hills (Rio Tinto 40%)	$504m	Approved in September 2005, the
project continues to focus on permitting requirements. The project is on time and on budget.

Energy – Rössing (Rio Tinto 68.6%) uranium mine life extension to 2016	$82m	Approved in December 2005, works are on schedule and on budget to prolong the life of the mine to 2016 and beyond.

Diamonds – Argyle (Rio Tinto 100%) development of underground mine, extending the life of the mine to 2018.	Of the order of $1.5 billion	Approved in December 2005, the underground development is transitioning from single exploratory decline to multi-phase tunnelling.

Iron ore – Hope Downs development (Rio Tinto share: 50% of mine and 100% of infrastructure). Construction of 22 million tonnes per annum mine and related infrastructure.	$980m	Construction is well advanced. First production is expected in early 2008.

Copper – Northparkes (Rio Tinto 80%) E48 block cave project extending mine life to 2016	$160m	Approved in November 2006. Underground development has commenced and is on schedule for May 2009 production start.

Estimated
cost
Project	(100%)	Status/Milestones
Recently approved

Energy – Clermont (Rio Tinto 50.1%) will produce 12.2 million tonnes per annum, replacing Blair Athol.	$750m	Approved in January 2007, first shipments are expected in the second quarter of 2010 with full capacity being reached in 2013.

Iron ore – Cape Lambert port expansion (Rio Tinto share 53%) from 55 to 80 million tonnes per annum.	$860m	Approved in January 2007, the project is forecast to be complete by the end of 2008, with progressive capacity ramp up in the first half of 2009.

Alumina – Expansion of Yarwun Alumina Refinery from 1.4 to 3.4 million tonnes per annum.	$1.8bn	Approved in July 2007, the expansion will more than double annual production at Yarwun and is expected to come onstream by 2011.

Iron ore – Expansion of Hope Downs South (Rio Tinto share 50%) from 22 to 30 million tonnes per annum.	$350m	Approved in August 2007, the expansion will be complete by early 2009.
Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

			Effect on full
			year underlying
	Average price/exchange		earnings
	rate for first half 2007	Change	US$m
Copper	307c/lb	+/- 31c/lb	436
Aluminium	126c/lb	+/-13c/lb	198
Gold	$659/oz	+/- $66/oz	43
Molybdenum	$28/lb	+/- $3/lb	69

Australian dollar	81USc	+/-8USc	409
Canadian dollar	88USc	+/-9USc	74
South African rand	14USc	+/-1USc	22

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward looking statements. Examples of forward looking statements in this announcement include, without limitation, those regarding anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors that could affect the Group’s results include the ability to produce and transport products profitably, demand for our products, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
In light of these risks, uncertainties and assumptions, actual results could be materially different from any future results expressed or implied by these forward looking statements which speak only as at the date of this report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.
For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275605	Mobile: +61 (0) 408 360 101
Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations	Investor Relations

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Group income statement

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2007	2006	2006
	US$m	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)	13,930	12,111	25,440

Consolidated sales revenue	12,055	10,621	22,465
Net operating costs (excluding items shown separately below)	(7,746)	(6,344)	(13,650)
Impairment (charges)/net reversals	(449)	—	396
Exploration and evaluation costs (b)	(63)	(113)	(237)

Operating profit	3,797	4,164	8,974
Share of profit after tax of equity accounted units	865	800	1,378

Profit before finance items and taxation	4,662	4,964	10,352

Finance items
Exchange gains on external net debt and intragroup balances	65	29	46
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting	23	(18)	35
Interest receivable and similar income	46	64	106
Interest payable and similar charges	(67)	(104)	(160)
Amortisation of discount related to provisions	(70)	(56)	(139)

	(3)	(85)	(112)

Profit before taxation	4,659	4,879	10,240

Taxation	(1,258)	(911)	(2,373)

Profit for the period	3,401	3,968	7,867

- attributable to outside equity shareholders	148	172	429
- attributable to equity shareholders of Rio Tinto (Net earnings)	3,253	3,796	7,438

Basic earnings per ordinary share (c)	251.3c	282.0c	557.8c
Diluted earnings per ordinary share	250.4c	280.9c	555.6c

Dividends paid during the period (US$m)	837	2,024	2,573
Dividends per share: paid during the period
- ordinary dividend	64.0c	41.5c	81.5c
- special dividend	—	110.0c	110.0c
Dividends per share: declared in the announcement of the results for the period
- ordinary dividend	52.0c	40.0c	64.0c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$1,875 million (half year 2006: US$1,490 million; full year 2006: US$2,975 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies.

(b)	Exploration and evaluation costs are stated net of gains on disposal of undeveloped properties totalling US$131 million (half year 2006: US$nil; full year 2006: US$46 million).

(c)	For the purpose of calculating basic earnings per ordinary share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,294.4 million, being the weighted average number of Rio Tinto plc shares outstanding (1,008.7 million) plus the weighted average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (285.7 million).

Group cash flow statement

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2007	2006	2006
	US$m	US$m	US$m

Cash flow from consolidated operations	4,950	4,297	9,196

Dividends from equity accounted units	691	788	1,727

Cash flow from operations	5,641	5,085	10,923

Net interest paid	(69)	(49)	(128)
Dividends paid to outside shareholders	(71)	(122)	(193)
Tax paid	(1,747)	(1,615)	(2,799)

Cash flow from operating activities	3,754	3,299	7,803

Cash used in investing activities
(Acquisitions)/disposals of subsidiaries, joint ventures and associates	(17)	3	(279)
Purchase of property, plant and equipment and intangible assets	(1,942)	(1,778)	(3,992)
Sales of other financial assets	18	286	293
Purchases of other financial assets	(197)	(30)	(167)
Other investing cash flows	243	6	56

Cash used in investing activities	(1,895)	(1,513)	(4,089)

Cash flow before financing activities	1,859	1,786	3,714

Cash used in financing activities
Equity dividends paid to Rio Tinto shareholders	(837)	(2,024)	(2,573)
Own shares purchased from Rio Tinto shareholders	(1,417)	(1,098)	(2,370)
Proceeds from issue of ordinary shares in Rio Tinto	10	30	31
Proceeds from issue of new borrowings	1,383	38	483
Repayment of borrowings	(843)	(142)	(1,102)
Other financing cash flows	23	5	142

Cash used in financing activities	(1,681)	(3,191)	(5,389)
Effects of exchange rates on cash and cash equivalents	(10)	(3)	30

Net increase/(decrease) in cash and cash equivalents	168	(1,408)	(1,645)

Opening cash and cash equivalents	722	2,367	2,367

Closing cash and cash equivalents	890	959	722

Cash flow from consolidated operations
Profit for the period	3,401	3,968	7,867
Adjustments for:
Taxation	1,258	911	2,373
Finance items	3	85	112
Share of profit after tax of equity accounted units	(865)	(800)	(1,378)
Impairment (reversals) less charges	449	—	(396)
Depreciation and amortisation	865	706	1,509
Provisions	133	(11)	60
Utilisation of provisions	(116)	(148)	(271)
Change in inventories	(77)	(269)	(454)
Change in trade and other receivables	132	(232)	(394)
Change in trade and other payables	(88)	38	116
Other items	(145)	49	52

	4,950	4,297	9,196

Group balance sheet

	30 June	30 June	31 December
	2007	2006	2006
	US$m	US$m	US$m

Non current assets
Goodwill	883	1,022	841
Intangible assets	518	247	384
Property, plant and equipment	24,045	19,178	22,207
Investments in equity accounted units	2,761	2,014	2,235
Loans to equity accounted units	123	139	136
Inventories	104	82	99
Trade and other receivables	1,304	770	983
Deferred tax assets	144	281	225
Tax recoverable	4	127	135
Other financial assets	647	238	374

	30,533	24,098	27,619

Current assets
Inventories	2,724	2,300	2,540
Trade and other receivables	2,840	2,727	2,938
Loans to equity accounted units	19	15	15
Tax recoverable	79	31	79
Other financial assets	252	545	567
Cash and cash equivalents	926	989	736

	6,840	6,607	6,875

Current liabilities
Bank overdrafts repayable on demand	(36)	(30)	(14)
Borrowings	(1,793)	(2,275)	(1,490)
Trade and other payables	(2,633)	(2,169)	(2,693)
Other financial liabilities	(341)	(227)	(193)
Tax payable	(676)	(642)	(1,024)
Provisions	(407)	(301)	(366)

	(5,886)	(5,644)	(5,780)

Net current assets	954	963	1,095

Non current liabilities
Borrowings	(1,957)	(1,686)	(2,007)
Trade and other payables	(369)	(240)	(362)
Other financial liabilities	(224)	(448)	(233)
Tax payable	(38)	(91)	(86)
Deferred tax liabilities	(2,453)	(2,214)	(2,339)
Provisions	(4,499)	(4,043)	(4,302)

	(9,540)	(8,722)	(9,329)

Net assets	21,947	16,339	19,385

Capital and reserves
Share capital
- Rio Tinto plc	172	172	172
- Rio Tinto Limited (excluding Rio Tinto plc interest)	1,178	1,029	1,099
Share premium account	1,929	1,918	1,919
Other reserves	1,647	(435)	641
Retained earnings	15,705	12,782	14,401

Equity attributable to Rio Tinto shareholders	20,631	15,466	18,232
Attributable to outside equity shareholders	1,316	873	1,153

Total equity	21,947	16,339	19,385

(a)	On 12 July 2007, Rio Tinto and Alcan Inc. announced an agreement for Rio Tinto to make an offer to acquire all of Alcan’s outstanding common shares for US$101 per common share in a recommended all cash transaction. The offer represents a total consideration of approximately US$38.1 billion for the equity of Alcan.

(b)	At 30 June 2007, Rio Tinto plc had 998.8 million ordinary shares in issue and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc.

(c)	At 30 June 2007, net tangible assets per share amounted to US$14.97 per share (half year 2006: US$10.64 per share, full year 2006: US$12.99 per share).

Group statement of recognised income and expense (SORIE)

	Attributable		Six months	Six months to	Year to 31
	to		to 30 June	30 June	December
	shareholders	Outside	2007	2006	2006
	of Rio Tinto	interests	Total	Total	Total
	US$m	US$m	US$m	US$m	US$m

Currency translation adjustment	1,051	80	1,131	170	866
Cash flow hedge fair value losses	(55)	(81)	(136)	(597)	(378)
Gains on available for sale securities	54	2	56	14	19
Cash flow hedge losses transferred to the income statement	29	30	59	42	137
Gains on available for sale securities transferred to the income statement	(15)	—	(15)	(4)	(4)
Actuarial gains on post retirement benefit plans	332	15	347	244	373
Net tax recognised directly in equity	(47)	17	(30)	22	102

Net income/(expense) recognised directly in equity	1,349	63	1,412	(109)	1,115
Profit after tax for the period	3,253	148	3,401	3,968	7,867

Total recognised income for the period	4,602	211	4,813	3,859	8,982

Group statement of changes in equity

	Attributable		Six months	Six months to	Year to 31
	to		to 30 June	30 June	December
	shareholders	Outside	2007	2006	2006
	of Rio Tinto	interests	Total	Total	Total
	US$m	US$m	US$m	US$m	US$m

Opening balance	18,232	1,153	19,385	15,739	15,739
Total recognised income for the year	4,602	211	4,813	3,859	8,982
Dividends	(837)	(71)	(908)	(2,160)	(2,766)
Own shares purchased from Rio Tinto shareholders
- Under capital management programme	(1,361)	—	(1,361)	(1,098)	(2,658)
- To satisfy share options	(31)	—	(31)	(45)	(49)
Ordinary shares issued	10	—	10	30	31
Subsidiary company share issue	—	23	23	8	69
Employee share options charged to the income statement	16	—	16	11	23
Other movements	—	—	—	(5)	14

Closing balance	20,631	1,316	21,947	16,339	19,385

Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
     Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$736 million at 30 June 2007 (half year 2006: US$744 million; full year 2006: US$740 million).
     Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Reconciliation of Net earnings to Underlying earnings

				Six months	Six months	Year to 31
				to 30 June	to 30 June	December
				2007	2006	2006
				Net	Net	Net
			Outside	amount	amount	amount
	Pre-tax	Taxation	interests	US$m	US$m	US$m

Exclusions from Underlying earnings
Profits less losses on disposal of interests in businesses (a)	—	—	—	—	10	3
Impairment (charges)/net reversals (b)	(449)	135	—	(314)	—	44
Exchange differences and derivatives:
- Exchange gains/(losses) on external net debt and intragroup balances (c)	65	(59)	—	6	12	(16)
- Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	23	(8)	4	19	(13)	30
Other exclusions (f)	12	1	—	13	36	39

Total excluded from Underlying earnings	(349)	69	4	(276)	45	100
Net earnings	4,659	(1,258)	(148)	3,253	3,796	7,438

Underlying earnings	5,008	(1,327)	(152)	3,529	3,751	7,338

‘Underlying earnings’ is an additional measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses.

(b)	Charges and credits relating to impairment of non-current assets other than undeveloped properties.

(c)	Exchange gains and losses on US dollar debt and intragroup balances.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.
The impairment charge for the six months to 30 June 2007 relates to Argyle Diamonds and is based on an assessment of fair value less costs to sell. The deterioration in value is mainly due to large increases in the estimated capital cost of the underground project.
Consolidated net debt

	30 June	30 June	31 December
	2007	2006	2006
	Net debt	Net debt	Net debt
	US$m	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(2,437)	(1,313)	(1,313)
Adjustment on currency translation	(163)	(24)	(56)
Exchange gains recognised in the income statement	103	7	38
(Losses)/gains on derivatives related to net debt	(3)	25	44
Cash movement excluding exchange movements	(362)	(1,300)	(1,146)
Other movements	—	(18)	(4)

Closing balance	(2,862)	(2,623)	(2,437)

Analysis of closing balance
Borrowings	(3,750)	(3,961)	(3,497)
Bank overdrafts repayable on demand	(36)	(30)	(14)
Cash and cash equivalents	926	989	736
Other liquid resources	6	6	6
Derivatives related to net debt	(8)	373	332

Consolidated net debt	(2,862)	(2,623)	(2,437)

Primary segmental analysis (by product group)

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2007	2006	2006
	US$m	US$m	US$m

Sales revenue
Iron ore	3,736	2,975	6,938
Energy	2,076	1,974	4,070
Aluminium	1,749	1,658	3,493
Copper	2,593	2,291	4,396
Diamonds and Minerals	1,764	1,603	3,339
Other	137	120	229

Consolidated sales revenue	12,055	10,621	22,465

Share of equity accounted units	1,875	1,490	2,975

Gross sales revenue	13,930	12,111	25,440

Consolidated profit before finance items and taxation
Iron ore	1,702	1,480	3,847
Energy	348	523	801
Aluminium	603	500	1,069
Copper	1,472	1,501	3,333
Diamonds and Minerals	(79)	330	311
Exploration and evaluation not attributed to product groups	55	(60)	(101)
Other	(304)	(110)	(286)

Operating profit (segment result)	3,797	4,164	8,974

Share of profit after tax of equity accounted units
Copper	842	710	1,271
Other product groups	23	90	107

Profit before finance items and taxation	4,662	4,964	10,352

(a)	The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS 14. The analysis deals with: the sales revenue, profit before finance costs and taxation for subsidiary companies and proportionally consolidated units. The amounts presented for each product group exclude equity accounted units, but include the amounts attributable to outside equity shareholders. The product groups are consistent with those identified in the financial information by business unit data included on pages 7 and 8 of this news release. However, that information includes the results of equity accounted units and presents different financial measures.

(b)	The analysis of profit before finance costs and taxation includes the profit on disposal of interests in businesses (including investments), and impairment charges/reversals, which are excluded from Underlying earnings.
Geographical analysis (by destination)

				Six months	Six months	Year to 31
First half	First half	Year		to 30 June	to 30 June	December
2007	2006	2006		2007	2006	2006
%	%	%		US$m	US$m	US$m

			Gross sales revenue
22.2	23.8	21.9	North America	3,093	2,882	5,575
17.0	17.3	17.2	Europe	2,368	2,095	4,378
18.8	19.8	19.6	Japan	2,620	2,396	4,986
17.3	14.1	16.0	China	2,404	1,709	4,062
14.0	13.6	13.5	Other Asia	1,949	1,643	3,438
5.3	6.0	5.8	Australia and New Zealand	739	723	1,477
5.4	5.4	6.0	Other	757	663	1,524

100.0	100.0	100.0		13,930	12,111	25,440

Prima facie tax reconciliation

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2007	2006	2006
	US$m	US$m	US$m

Profit before taxation	4,659	4,879	10,240
Deduct: share of profit after tax of equity accounted units	(865)	(800)	(1,378)

Parent companies’ and subsidiaries’ profit before tax	3,794	4,079	8,862
Prima facie tax payable at UK and Australian rate of 30%	1,138	1,224	2,659
Impact of items excluded in arriving at Underlying earnings	36	8	201

Other permanent differences
Additional recognition of deferred tax assets (a)	—	(211)	(335)
Utilisation of previously unrecognised deferred tax assets	—	(68)	(140)
Adjustments to deferred tax liabilities following changes in tax rates (b)	(10)	(46)	(46)
Other tax rates applicable outside the UK and Australia	139	122	242
Resource depletion and other depreciation allowances	(86)	(105)	(187)
Research, development and other investment allowances	(8)	(9)	(21)
Other	49	(4)	—

	84	(321)	(487)

Total taxation charge (c) (d) (e)	1,258	911	2,373

(a)	The ‘Additional recognition of deferred tax assets’ of US$211 million in half year 2006 (full year 2006: US$335 million) reflected improved prospects for future earnings from the Group’s US operations.

(b)	The ‘Adjustments to deferred tax liabilities following changes in tax rates’, totalling US$10 million (2006 half year and full year: US$46 million), resulted from a reduction in Canadian tax rates.

(c)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$478 million (2006 half year: US$403 million; 2006 full year: US$770 million).

(d)	The tax reconciliation for all periods analyses US tax on a regular tax basis.

(e)	The total taxation charge includes UK — US$(39) million, Australia — US$596 million and Other — US$701 million (half year 2006: UK — US$33 million, Australia — US$675 million and Other — US$203 million; full year 2006: UK — US$41 million, Australia — US$1,420 million, Other — US$912 million).
Other disclosures
Capital commitments
Capital commitments, including those relating to joint ventures and associates, were US$2,827 million (at 30 June 2006: US$1,846 million; at 31 December 2006: US$2,413 million).
Contingent liabilities
There were no material changes in contingent liabilities or contingent assets during the period.
The disagreement with the Australian tax office relating to certain transactions undertaken in 1997 to acquire franking credits was settled on 14 June 2007, resulting in an additional tax charge of US$46 million for the six months to 30 June 2007.
Share buyback
Between 1 January 2007 and 30 June 2007, Rio Tinto plc bought back 25,510,000 of its own shares from public shareholders, to be held in treasury, at an average buy back price of £29.23. During the year to 31 December 2006, Rio Tinto plc bought back 46,340,000 shares, to be held in treasury, at an average buyback price of £27.27 per share and 800,000 shares were bought back at an average buyback price of £27.36 and cancelled. Between 1 January 2006 and 30 June 2006, Rio Tinto plc bought back 21,965,000 of its own shares from public shareholders, to be held in treasury, at an average buyback price of £28.02. The total consideration paid in half year 2007 was US$1,417 million (half year 2006: US$1,098 million; full year 2006: US$2,370 million) after deducting proceeds of US$11 million for treasury shares reissued (half year 2006: nil; full year 2006: US$24 million).
Related party matters
Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by equity accounted units for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2007	2006	2006
Income statement items	US$m	US$m	US$m

Purchases from equity accounted units	(719)	(645)	(1,364)
Sales to equity accounted units	692	573	1,497

Balance sheet items	US$m	US$m	US$m

Investments in equity accounted units	2,761	2,014	2,235
Loans to equity accounted units	142	154	151
Loans from equity accounted units	(111)	(32)	(65)
Trade and other receivables: amounts due from equity accounted units	722	521	648
Trade and other payables: amounts due to equity accounted units	(103)	(112)	(143)

Cash flow statement items	US$m	US$m	US$m

Funding of equity accounted units	(18)	(13)	(47)

Accounting policies
The condensed financial information included in this report is unaudited and has been prepared in accordance with International Financial Reporting Standards adopted by the European Union (‘EU IFRS’) under the requirements of IAS 34 ‘Interim financial reporting’, and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 27 January 2006 (as amended on 22 December 2006).
The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2006.
Certain prior year information has been reclassified to conform with the current year presentation. Exploration and evaluation costs charged against income were previously included in ‘Cash used in investing activities’ but are now included within ‘Cash flow from operating activities’. As a result, exploration and evaluation costs expensed of US$117 million and US$273 million have been reclassified in the comparative figures for half year 2006 and full year 2006 respectively, within the Cash flow statement.
Status of financial information
These interim financial results do not have the status of statutory accounts within the meaning of Section 240 of the Companies Act 1985.
Financial information for the year to 31 December 2006 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2006 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).
Directors’ declaration
In the directors’ opinion:
The financial statements and notes have been prepared in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom, applicable accounting standards and the Australian Corporations Act 2001 (as modified by an order of the Australian Securities and Investments Commission dated 27 January 2006) (as amended on 22 December 2006) using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements.
The financial statements and notes give a true and fair view of the Rio Tinto Group’s financial position as at 30 June 2007 and of its performance, as represented by the results of its operations, recognised income and expense and its cash flows for the half year then ended.
There are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto Limited and Rio Tinto plc, has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.
By order of the board
G R Elliott
Finance Director
2 August 2007
Auditors’ Independence Declaration
As lead auditor for the review of Rio Tinto Limited for the half year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.

Rob Hubbard	Brisbane
Partner	2 August 2007
PricewaterhouseCoopers

Independent review report to Rio Tinto plc and Rio Tinto Limited (“the Companies”)
Introduction
We have been instructed by the Companies to review the financial information of the Rio Tinto Group (comprising the Companies and their subsidiaries, associates and joint ventures) for the six months ended 30 June 2007 which comprises the Group interim balance sheet as at 30 June 2007, the Group interim statements of income, cash flows and recognised income and expense for the six months then ended and the related notes (including the financial information by Business Unit). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors of the Companies. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006).
The Listing Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
This interim report has been prepared in accordance with International Accounting Standard 34, ‘Interim financial reporting’ as adopted by the European Union.
Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for Rio Tinto plc for the purpose of the Listing Rules of the Financial Services Authority in the United Kingdom and for Rio Tinto Limited for the purpose of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London	Brisbane
2 August 2007	2 August 2007
in respect of Rio Tinto plc	in respect of Rio Tinto Limited

Notes to financial information by business unit (Pages 7 and 8)
The following changes have been made to the presentation of this information. Half year 2006 results have been reclassified accordingly.
Product groups/business segments
During 2007, Industrial Minerals and Diamonds were combined to form the Diamonds and Minerals product group.
Other
Project evaluation and other costs specifically attributable to product groups are now reported as part of product group earnings. Previously, these were reported centrally in ‘Exploration and evaluation and Other items’, respectively.
Capitalised evaluation costs
Capital expenditure by product group now includes capitalised evaluation costs.
Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.

(b)	EBITDA of subsidiaries and the Group’s share of equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the period attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.

(d)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.

(e)	Includes Rio Tinto’s interests in Rio Tinto Aluminum (100 per cent) and Anglesey Aluminium (51 per cent).

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(h)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent), Dampier Salt (64.9 per cent) and Talc (100 per cent).

(i)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(j)	Depreciation figures include 100 per cent of subsidiaries’ depreciation and amortisation and include Rio Tinto’s share of the depreciation and amortisation of equity accounted units. Amounts relating to equity accounted units are deducted before arriving at the total depreciation and amortisation charge. Depreciation and amortisation includes US$15 million (2006 half year: US$15 million, 2006 full year: US$40 million) relating to deferred stripping costs.

(k)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.

Summary financial data in Australian dollars, Sterling and US dollars

Six	Six	Six	Six		Six	Six
months	months	months	months		months	months
to 30	to 30	to 30	to 30		to 30	to 30	Year to 31
June	June	June	June		June	June	December
2007	2006	2007	2006		2007	2006	2006
A$m	A$m	£m	£m		US$m	US$m	US$m

17,198	16,366	7,071	6,766	Gross sales revenue	13,930	12,111	25,440

14,883	14,353	6,119	5,934	Consolidated sales revenue	12,055	10,621	22,465

5,752	6,593	2,365	2,726	Profit before taxation	4,659	4,879	10,240

4,199	5,362	1,726	2,217	Profit for the period	3,401	3,968	7,867

4,016	5,130	1,651	2,121	Net earnings attributable to Rio Tinto shareholders	3,253	3,796	7,438

4,357	5,069	1,791	2,096	Underlying earnings *	3,529	3,751	7,338

310.2c	381.1c	127.6p	157.6p	Basic earnings per ordinary share	251.3c	282.0c	557.8c
336.5c	376.6c	138.4p	155.7p	Basic underlying earnings per ordinary share	272.6c	278.7c	550.3c

				Dividends per share to Rio Tinto shareholders
82.84c	200.28c	32.63p	85.24p	– paid (2006 including special dividend)	64.0c	151.5c	191.5c
60.69c	52.48c	25.59p	21.42p	– proposed	52.0c	40.0c	64.0c

2,295	2,414	944	998	Cash flow before financing activities	1,859	1,786	3,714

(3,367)	(3,545)	(1,431)	(1,426)	Net debt	(2,862)	(2,623)	(2,437)

24,272	20,900	10,316	8,405	Equity attributable to Rio Tinto shareholders	20,631	15,466	18,232

*	Underlying earnings for the six months to 30 June 2007 are stated after excluding items totalling US$(276) million (half year 2006: US$45 million, full year 2006: US$100 million), which are analysed on page 23.
The financial data above have been extracted from the primary financial statements set out on pages 19 to 22. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.
Metal prices and exchange rates

	Six months		Six months			Year to 31
	to 30 June		to 30 June		Change	December
	2007		2006		1H07 v 1H06	2006

Metal prices — average for the period
Copper — US cents/lb		307c		271c	13%		306c
Aluminium — US cents/lb		126c		115c	10%		116c
Gold — US$/troy oz	US$	659	US$	588	12%	US$	602
Molybdenum — US$/lb	US$	28	US$	23	19%	US$	25

Average exchange rates in US$

Sterling		1.97		1.79	10%		1.84
Australian dollar		0.81		0.74	9%		0.75
Canadian dollar		0.88		0.88	—		0.88
South African rand		0.14		0.16	(14%)		0.15

Period end exchange rates in US$

Sterling		2.00		1.84	9%		1.96
Australian dollar		0.85		0.74	15%		0.79
Canadian dollar		0.95		0.90	6%		0.86
South African rand		0.14		0.14	—		0.14

Availability of this report
This report is available on the Rio Tinto website.

IMPORTANT INFORMATION:
Rio Tinto Canada Holding Inc. (referred to herein as the “Offeror”), a corporation incorporated under the laws of Canada, and an indirect wholly-owned subsidiary of Rio Tinto plc, a public limited company organised under the laws of England and Wales (“Rio Tinto”), is offering to purchase (the “Offer”), upon the terms and subject to the conditions set forth in the Offer and in the related letter of transmittal, each issued and outstanding common share of Alcan Inc. (“Alcan”), together with the associated rights (the “Alcan Rights”) (and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Plan which is described in this take-over bid circular, for U.S.$101 (equivalent to Cdn$105.44 based on the July 20, 2007 Bank of Canada Noon Rate) per Alcan Common Share in cash (less any applicable withholding taxes and without interest).
The Offer will be open for acceptance until 6:00 p.m., Eastern Time, on September 24, 2007, unless extended or withdrawn by the Offeror.
This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the take-over bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
In connection with the Offer, Rio Tinto has filed with the Canadian securities regulatory authorities and the SEC a take-over bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Alcan has filed a directors’ circular with respect to the Offer. Rio Tinto has also filed with the SEC a Tender Offer statement on Schedule TO (the “Schedule TO”) and Alcan has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). SHAREHOLDERS OF ALCAN ARE URGED TO READ THE TAKE-OVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.
The take-over bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com
While the Offer is being made to all holders of Alcan Common Shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Rio Tinto may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.